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SECURITI 11018437 SSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

SEC FILE NUMBER
8-50990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GMAC Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

300 Galleria Officentre, Suite 200, MC: 480-400-206
(No. and street)

Southfield	**MI**	**48034**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Belecki — **313-656-5004**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

600 Renaissance Center, Suite 900	**Detroit**	**MI**	**48243**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SD 3/25

February 28, 2011

AFFIRMATION

I, Lynn Belecki, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GMAC Securities LLC (the "Company") for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

02.28.11

Lynn Belecki — Date

Chief Financial Officer and Principal

Subscribed and sworn to before me
this 28th day of February, 2011

Notary Public

LATRISHA J. BELL
Notary Public, State of Michigan
County of Oakland
My Commission Expires Dec. 02, 2016
Acting in the County of ______

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Insurance Holdings, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

GMAC Securities LLC
(A Wholly Owned Subsidiary of Ally Insurance Holdings, Inc.)
(SEC I.D. No. 8-50990)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2010, AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROLS

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC document

Deloitte.

Deloitte & Touche LLP
600 Renaissance Center
Suite 900
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of GMAC Securities LLC
Southfield, Michigan

We have audited the accompanying balance sheet of GMAC Securities LLC (the "Company"), a wholly owned subsidiary of Ally Insurance Holdings, Inc., as of December 31, 2010, and the related statements of income, cash flows, and changes in member's interest for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 1 to the financial statements, the Company is a wholly owned subsidiary of Ally Insurance Holdings, Inc., which is a wholly-owned subsidiary of Ally Financial Inc., and has extensive transactions and relationships with Ally Financial Inc. and its consolidated subsidiaries (including an expense sharing agreement). As a result of these arrangements, the Company's financial statements are not necessarily indicative of what the financial position, results of operations, retained earnings, and cash flows would have been if the Company had not been operating under these affiliate arrangements.

In our opinion, such financial statements present fairly, in all material respects, the financial position of GMAC Securities LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2011

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Insurance Holdings, Inc.)

BALANCE SHEET
AS OF DECEMBER 31, 2010

ASSETS

CASH EQUIVALENTS	$ 717,093
RECEIVABLE FROM AFFILIATES	49,518
TOTAL	$ 766,611

LIABILITY AND MEMBER'S INTEREST

CURRENT TAX LIABILITY	$ 1,604
EQUITY:	
Member's interest	100,000
Retained earnings	665,007
Total equity	765,007
TOTAL	$ 766,611

See notes to financial statements.

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Insurance Holdings, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Service fee revenue from parent	$ 124,903
Interest income	861
Total revenues	125,764
EXPENSES:	
Direct administrative expenses	51,823
Allocated administrative expenses from parent	73,080
Total expenses	124,903
EARNINGS BEFORE TAXES	861
PROVISION FOR INCOME TAXES	99
NET INCOME	$ 762

See notes to financial statements.

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Insurance Holdings, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 762
Net change in assets which provided (used) cash equivalents:	
Commission receivable	7,059
Receivable from affiliates	(448)
Current tax liability	1,604
Net change in assets which provided cash equivalents	8,977
NET INCREASE IN CASH EQUIVALENTS	8,977
CASH EQUIVALENTS — Beginning of year	708,116
CASH EQUIVALENTS — End of year	$ 717,093

See notes to financial statements.

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Insurance Holdings, Inc.)

STATEMENT OF CHANGES IN MEMBER'S INTEREST
FOR THE YEAR ENDED DECEMBER 31, 2010

	Member's Interest	Retained Earnings	Total Equity
BALANCE — Beginning of year	$ 100,000	$ 664,245	$ 764,245
Net income		762	762
BALANCE — End of year	$ 100,000	$ 665,007	$ 765,007

See notes to financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — GMAC Securities LLC (the "Company") is an introducing securities broker/dealer registered under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Ally Insurance Holdings, Inc. ("Ally Insurance"), which is a wholly owned subsidiary of Ally Financial Inc. ("Ally").

In accordance with the provisions of its membership agreement with FINRA, the Company sells private placement securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships and independent insurance agents on a best-effort basis, primarily for promoting reinsurance activities of affiliated entities.

The Company is affiliated with Ally Insurance's subsidiary Motors Insurance Corporation ("MIC"), a property and casualty insurance company.

Basis of Presentation — The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP"). Subsequent events have been updated and evaluated through February 28, 2011.

Use of Estimates — The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company's principal estimates include provision for income taxes. In developing the estimates and assumptions, management uses all available evidence. Because of uncertainties associated with estimating the amounts, timing, and likelihood of possible outcomes, actual results could differ from these estimates.

Revenue Recognition — Recognition of service revenues from Ally Insurance occur when the underlying expenses are incurred by the Company.

Income Taxes — Ally and its subsidiaries are taxable entities subject to U.S. federal, state, and foreign taxes. The Company joins Ally and its subsidiaries in the filing of a consolidated U.S. federal income tax return. Under a federal income tax allocation agreement with Ally, the Company's tax provision is determined as if the Company were filing a separate U.S. federal income tax return, including an alternative minimum tax calculation. The Company then pays to, or receives from, Ally an amount, which may be adjusted, if Ally's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled,

applied as if the Company were filing a separate tax return. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In addition, tax benefits related to positions considered uncertain are recognized only if, based on the technical merits of the issue, the Company is more likely than not to sustain the position and then at the largest amount that is greater than 50% likely to be realized upon ultimate settlement.

Cash Equivalents — Cash equivalents are short-term, highly liquid investments with a maturity at date of purchase of 90 days or less.

2. RELATED PARTY TRANSACTIONS

The Company has executed an expense-sharing agreement with Ally Insurance. Under this agreement, Ally Insurance has agreed to reimburse the Company in the form of service revenues for all reasonable expenses necessary to conduct a securities brokerage business. Direct administrative expenses paid for on behalf of the Company include fees and assessments for registering the Company, exam and licensing fees for Registered and Principal Representatives, outside legal expenses, and audit expenses. Allocated administrative expenses from Ally Insurance include a reasonable allocation of indirect expenses, including salaries and benefits for duties of Ally Insurance personnel associated with the Company's securities business and the use of administrative facilities. In return, the Company provides certain brokerage services to MIC and its affiliated companies. The Company's Registered Representatives and Registered Principals provide these services. During 2010, the Company made 31 initial stock offerings to customers of Ally Insurance. Intercompany balances due from Ally Insurance are recorded as a receivable from affiliates and amounts are settled on a quarterly basis.

There is no expectation by Ally Insurance that the Company repay amounts paid by Ally Insurance on the Company's behalf for direct and allocated administrative expenses. As a result of this agreement, the financial statements are not necessarily indicative of what the financial position, results of operations, retained earnings, and cash flows would have been if the Company had not been operating under the expense-sharing agreement.

3. INCOME TAXES

The components of the provision for income taxes for the year ended December 31, 2010, are as follows:

Current income tax expense	$ (1,137)
Deferred tax expense	1,236
Provision for income taxes	$ 99

A reconciliation of tax expense to tax expense at the statutory U.S. federal income tax rate is as follows:

Income tax expense at U.S. Federal statutory tax rate - 35%	302
Change in tax rate resulting from:	
Change in estimate related to prior year	(259)
State and local income taxes - net of federal income tax benefit	34
Other	22
Provision for income taxes	99

At December 31, 2010, the Company does not have any temporary differences (deferred taxes).

There were no unrecognized tax benefits at December 31, 2010. The Company believes that the liability balance will not significantly increase or decrease within the next twelve months. The Company has not accrued any amounts for interest or penalties.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. As of December 31, 2010, the oldest tax year that remains subject to examination in the United States is 2004.

4. CONTINGENCIES

At December 31, 2010, the Company is not aware of any pending actions against the Company arising out of the conduct of its business.

5. NET CAPITAL REQUIREMENTS

As a registered securities broker/dealer, the Company is subject to the net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This requires the Company to maintain minimum net capital of not less than the greater of $5,000 or 1/15th of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 0 to 1, and its net capital of $715,489 was $710,489 in excess of minimum regulatory requirements.

* * * * * *

SUPPLEMENTAL SCHEDULES

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Insurance Holdings, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

MEMBER'S INTEREST	$ 765,007
LESS — Nonallowable assets — total receivables	(49,518)
NET CAPITAL	715,489
AGGREGATE INDEBTEDNESS	1,604
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15th of aggregate indebtedness)	5,000
Excess net capital	$ 710,489
Ratio of aggregate indebtedness to net capital	.00 to 1

NOTE: There are no differences between the amounts presented above which are based on the accompanying audited financial statements and the amounts reported on the Company's amended unaudited FOCUS report as of December 31, 2010, filed on February 28, 2011. Therefore, no reconciliation between the two computations is considered necessary.

GMAC SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Insurance Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
600 Renaissance Center
Suite 900
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

February 28, 2011

GMAC Securities LLC
400 Galleria Officentre, Suite 200
Southfield, MI 48034

Dear Sirs/Madams:

In planning and performing our audit of the financial statements of GMAC Securities LLC (the "Company"), a wholly owned subsidiary of Ally Insurance Holdings, Inc., as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements, and included an emphasis of a matter paragraph regarding affiliate transactions), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP